UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creatis Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West 18th Street, Suite 7F
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bohlmann 646-535-0328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael M. Bohlmann_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Creatis Capital, LLC_____, as of ___December 31,_____, __2019____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
C E O
Title

_____
Notary Public

THOMAS J CALABRESE
Notary Public - State of New York
NO. 01CA6141338
Qualified in New York County
My Commission Expires Aug 21, 2022

02/26/2020

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

CREATIS CAPITAL, LLC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

CREATIS CAPITAL, LLC
Financial Statements
For The Year Ended December 31, 2019

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Creatis Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creatis Capital LLC
(the "Company") as of December 31, 2019, the related statements of operations, changes in member's
capital, and cash flows for the year then ended and the related notes (collectively referred to as the
"financial statements"). In our opinion, the financial statements present fairly, in all material respects, the
financial position of the Company as of December 31, 2019, and the results of its operations and its cash
flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and
are required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement, whether due to error or fraud. The Company is not required to have, nor were
we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we
are required to obtain an understanding of internal control over financial reporting but not for the purpose
of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
information in Schedules I, II and III reconciles to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

February 28, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

CREATIS CAPITAL, LLC
Statement of Financial Condition
For The Year Ended December 31, 2019

ASSETS

Cash	$	14,725
Consulting Fees Receivable, less Reserve for Bad Debts of $20,138		-
Prepaid Expenses		3,843
Total Assets	$	18,568

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts Payable and Accrued Expenses	$	4,552
Total Liabilities		4,552
Member's Capital		14,016
Total Liabilities and Member's Capital	$	18,568

The accompanying notes are an integral part of these financial statements.

CREATIS CAPITAL, LLC
Statement of Operations
For The Year Ended December 31, 2019

Revenues

Asset Management Fees	$	83,383
Fees from Broker		5,000
Miscellaneous Income		2,063
Total Revenues		90,446

Expenses

Commission Expense		72,306
Professional Fees		21,900
Bad Debt Expense		20,138
Occupancy Expense		5,210
Other Operating Expenses		5,003
Regulatory Expenses		7,083
Total Expenses		131,640

Net Income (Loss)	$	(41,194)

The accompanying notes are an integral part of these financial statements.

CREATIS CAPITAL, LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2019

Balance - January 1, 2019	$	37,710
Capital Contributions		17,500
Net Loss		(41,194)
Balance - December 31, 2019	$	14,016

The accompanying notes are an integral part of these financial statements.

CREATIS CAPITAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2019

Cash Flows From Operating Activities:		
Net Loss	$	(41,194)
Item that does not impact Cash:		
Bad Debt Expense		20,138
Adjustments to Reconcile Net Income (Loss) to Net Cash Used by Operating Activities:		
Decrease in Consulting Fee Receivable		500
Decrease in Security Deposit		3,510
Increase in Prepaid Expenses		(243)
Increase in Accounts Payable and Accrued Expenses		127
		3,894
Net Cash Used by Operating Activities		(17,162)
Cash Flows From Financing Activities:		
Capital Contributed		17,500
Cash Flows Provided by Financing Activities:		17,500
Net Increase in Cash		338
Cash - Beginning of Year		14,387
Cash - End of Year	$	14,725

The accompanying notes are an integral part of these financial statements.

1.   Organization and Business

Creatis Capital LLC (f/k/a Northwinds Advisors LLC) (the "Company") is wholly owned by Creatis LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective January 30, 2015, Northwinds Renewables LLC sold all its interests in the Company to Creatis LLC and Northwinds Advisors LLC underwent a name change to Creatis Capital LLC. As a Limited Liability Company, the member's liability is limited to its investment in the Company.

The Company engages in the private placement of securities. The Company engages in the distribution of private offerings of limited partnerships and other similarly structured investments. Pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) Creatis Capital LLC does not hold any customer funds or safekeep customer securities.

2.   Summary of Significant Accounting Policies and Basis of Presentation

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The core principle of Revenue from Contracts with Customers (ASU 2014-09) is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company receives asset management fees for introduction of investors that are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to services provided in that period.

2.   **Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

Cash

The Company maintains all cash in a major bank, which at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2019, there were no cash equivalents.

Income Taxes

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent of the Company is a single member limited liability company, and as such the income is reported directly to the single member owner. Accordingly, no provision is made for income taxes in the financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation.

3.   **Net Capital**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $10,173 which exceeded the required net capital by $5,173 and the ratio of aggregate indebtedness to net capital was .45 to 1.0.

4.   **Risks and Concentrations**

Substantially all asset management fees arose from contracts with two customers.

5.   **Related Party Transactions**

The Company has an expense sharing agreement with its parent company providing administrative space and services. During 2019, the expenses pursuant to the agreement totaled $5,210.

6. **Subsequent Event**

The Company has performed an evaluation of subsequent events through, the date of the financial statements was issued.

7. **Net Loss**

The Company had a significant loss for 2019 and was dependent on capital contributions from its member for working capital and net capital compliance. The member has represented that he has the means and intention to provide capital contributions as needed to ensure the Company's survival for one year from the date of the report of independent registered public accounting firm.

CREATIS CAPITAL, LLC
SCHEDULE I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2019

Member's Equity		$ 14,016
Non-allowable Assets		
Prepaid Expenses	$ 3,843	
Total Non-Allowable Assets		3,843
Net Capital before Haircuts on Proprietary Positions		10,173
Haircuts		-
Net Capital		10,173
Minimum Net Capital Requirement - the greater of $5000		
or 6-2/3% of aggregate indebtness of $4,552		5,000
Excess Net Capital		$ 5,173
Ratio of Aggregate Indebtness to Net Capital:		
Schedule of Aggregate Indebtedness:		
Accounts Payable and Accrued Expenses	$ 4,552	
Total Aggregrate Indebtedness		$ 4,552
Ratio of A.I. to Net Capital		44.75%

Reconciliation with the Company's Computation (included
in Part IIA of Form X-17-a-5 as of December 31,2019):
There is no significant difference between Net Capital, as
reported in the Company's Part II unaudited FOCUS Report
and Net Capital Per Above.

CREATIS CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activiites are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

CREATIS CAPITAL, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Creatis Capital LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Creatis Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Creatis Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Creatis Capital LLC stated that Creatis Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Creatis Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creatis Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



CREATIS

CREATIS CAPITAL LLC
100 West 18th Street, Suite 7F
New York, NY 10011

Creatis Capital, LLC's Exemption Report (Assertions Report)

Creatis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2019, without exception.

Creatis Capital, LLC

I, Michael Bohlmann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: Chief Executive Officer

Date: February 13, 2020